UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2021

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 11, 2021, PolyPid Ltd. (the “Company”) furnished a Form 6-K including unaudited interim condensed consolidated financial statements as of June 30, 2021 (the “Original Form 6-K”). This Amendment on Form 6-K/A to the Original Form 6-K (this “Amendment”) is furnished to include as exhibits the unaudited interim condensed consolidated financial statements and the XBRL Data Files for such unaudited interim condensed consolidated financial statements. The XBRL Data Files should be read in conjunction with the unaudited consolidated interim financial statements included in the Original Form 6-K furnished on August 11, 2021 and included again in this Amendment as Exhibit 99.1

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the time of the Original Form 6-K.

This Amendment is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-257651) and Form S-8 (File No. 333-239517), filed with the SEC, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Document Description
99.1	PolyPid Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021.
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 30, 2021	By:	/s/ Dikla Czaczkes Akselbrad
		Name	Dikla Czaczkes Akselbrad
		Title:	Executive Vice President and Chief Financial Officer

2